UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

Alliance One International, Inc.

(Name of Subject Company (Issuer))

5 1/2% Convertible Senior Subordinated Notes due 2014

(Title of Class of Securities)

018772AQ6

(CUSIP Number of Class of Securities)

Robert A. Sheets

Executive Vice President – Chief Financial Officer and

Chief Administrative Officer

8001 Aerial Center Parkway

Post Office Box 2009

Morrisville, NC 27560-2009

(919) 379-4300

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Stephen M. Lynch

Robinson, Bradshaw & Hinson, P.A.

101 N. Tryon Street, Suite 1900

Charlotte, NC 28246

(704) 377-2536

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$119,047,361	$16,238.06

(1)

Calculated solely for purposes of determining the amount of the filing fee. The calculation of the transaction value assumes that all $115,000,000 aggregate principal amount of Alliance One International, Inc.’s 5 1/2% Convertible Senior Subordinated Notes due 2014 are purchased at the tender offer price of $1,030 per $1,000 principal amount of such notes, plus accrued and unpaid interest on the notes to, but not including, the assumed payment date of August 19, 2013.

(2)	Previously paid. The amount of the filing fee equals $136.40 per $1,000,000 of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $16,238.06	Filing Party: Alliance One International, Inc.
Form or Registration No.: Schedule TO	Date Filed: July 17, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission by Alliance One International, Inc., a Virginia corporation (“Alliance One”), on July 17, 2013 (the “Original Schedule TO”), relating to Alliance One’s offer to purchase any and all of Alliance One’s $115,000,000 aggregate principal amount of outstanding 5  1/2% Convertible Senior Subordinated Notes due 2014 (the “Convertible Notes”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 17, 2013 (the “Original Offer to Purchase”), and the related Letter of Transmittal (“Letter of Transmittal”), copies of which are filed as Exhibits to the Original Schedule TO. Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Original Offer to Purchase or the Original Schedule TO.

Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the terms of the Offer remain the same as set forth in the Original Offer to Purchase and the related Letter of Transmittal. You should read this Amendment No. 1 together with the Original Schedule TO, as amended hereby, the Original Offer to Purchase, as amended hereby, and the Letter of Transmittal.

Items 4(a), 6 and 7.

The information set forth in the Offer to Purchase is hereby amended and supplemented as follows:

1.	The section entitled “The Offer — Purpose of the Transaction; Plans” of the Offer to Purchase is hereby amended and supplemented by deleting the last paragraph thereof and inserting in lieu thereof the following:

On July 26, 2013, Alliance One and certain of its subsidiaries entered into an Amendment and Restatement Agreement to immediately amend certain financial covenants in Alliance One’s existing senior secured revolving credit facility and, thereafter, to conditionally amend and restate (the “Credit Facility Amendment”), Alliance One’s senior secured revolving credit facility to, among other things, permit (i) the purchase of any and all of the outstanding Convertible Notes as contemplated by this Offer to Purchase, (ii) the redemption of all of the outstanding Senior Notes pursuant to the Redemption and (iii) the completion of the Debt Financing.

Upon effectiveness of the Credit Facility Amendment, the agreement governing the Company’s senior secured revolving credit facility will be amended and restated to provide for a senior secured revolving credit facility with a syndicate of banks of approximately $303.9 million, which will automatically reduce to approximately $210.3 million in April 2014, and will mature in April 2017, subject to a springing maturity in April 2014 if by that date the Alliance One has not deposited sufficient amounts to fund the repayment at maturity of all then outstanding Convertible Notes. Borrowings under the amended senior secured revolving credit facility will initially bear interest at an annual rate of LIBOR plus 3.75% and base rate plus 2.75%, as applicable, though the interest rate under the senior secured revolving credit facility will be subject to increase or decrease according to a consolidated interest coverage ratio.

The Credit Facility Amendment remains subject to significant conditions, including the consummation of the Debt Financing, the deposit with the trustee under the indenture for the Senior Notes of net proceeds of the Debt Financing in an amount sufficient to fund the redemption of the Senior Notes in the Redemption, and the deposit of the net proceeds of the Debt Financing not so applied to the redemption of all of the Senior Notes to a segregated account maintained by the lenders under the senior secured revolving credit facility to be used solely to purchase any and all of the Convertible Notes tendered in the Offer and, subject to conditions, to retire any remaining Convertible Notes not purchased in the Offer, including repayment at maturity.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(ii)	Press Release, dated July 26, 2013 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K dated July 26, 2013 of Alliance One (SEC File No. 1-13684)).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALLIANCE ONE INTERNATIONAL, INC.

By:	/s/ Robert A. Sheets
Name: Robert A. Sheets
Title: Executive Vice President – Chief Financial Officer and Chief Administrative Officer

Dated: July 26, 2013

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